This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Return Notes Linked to an Equally Weigthed Basket of 10 Reference Stocks due August 24, 2016

J.P.Morgan

The notes are designed for investors who seek exposure to the performance of an equally weighted basket of 10 Reference Stocks, as increased by the Basket Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Basket declines by more than approximately 0.29910%, be willing to lose some or all of their principal. The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Basket:	The Basket consists of 10 common stocks/common shares
Basket Adjustment Factor:	100.30%
Starting Basket Level:	Set to 100 on the Pricing Date
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on the Ending Averaging Dates
Basket Closing Level:	On any Ending Averaging Date, the Basket Closing Level will be calculated as follows: 100 × [1 + sum of (Stock Return of each Reference Stock × Stock Weight of that Reference Stock)]
Stock Return:	With respect to each Reference Stock, on any Ending Averaging Date: (Final Stock Price - Initial Stock Price)/Initial Stock Price
Payment at Maturity:	Payment at maturity will reflect the performance of the Basket, as increased by the Basket Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows: $1,000 × (1 + Basket Return) × Basket Adjustment Factor ***Because the Basket Adjustment Factor is 100.30%, you will lose some or all of your principal amount at maturity if the Basket Return reflects a decline in the Basket Closing Level of more than approximately 0.29910%.***
Pricing Date:	August 07, 2015
Ending Averaging Dates:	August 15, 2016, August 16, 2016, August 17, 2016, August 18, 2016 and August 19, 2016
Maturity Date:	August 24, 2016
CUSIP:	48125UK27
Preliminary Termsheet:	http://www.sec.gov/Archives/edgar/data/19617/000114036115029822/formfwp.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

The Basket

Bloomberg Ticker Symbol	Reference Stock Issuer	Relevant Exchange	Stock Weight
BAC	Bank of America Corporation	NYSE	1/10
C	Citigroup Inc.	NYSE	1/10
CMA	Comerica Incorporated	NYSE	1/10
FRC	First Republic Bank	NYSE	1/10
KEY	KeyCorp	NYSE	1/10
PNC	The PNC Financial Services Group, Inc.	NYSE	1/10
RF	Regions Financial Corporation	NYSE	1/10
SIVB	SVB Financial Group	NASDAQ Stock Market	1/10
USB	U.S. Bancorp	NYSE	1/10
WFC	Wells Fargo & Company	NYSE	1/10

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal.
- The Index Adjustment Factor will diminish any increase in the value of the Index and magnify any decline in the value of the Index
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- No interest or dividend payments or voting rights in the stocks comprising the Index
- The reference stocks included in the basket are concentrated in the financial services industry.
- The notes are linked to an equally weighted Basket consisting of 10 Reference Stocks.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- Secondary market prices of the notes will be impacted by many economic and market factors.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- The value of the notes as published by JPMS will likely be higher than JPMS' then-current estimated value of the notes for a limited time.

Hypothetical Examples of Total Return at Maturity

Ending Index Level	Index Return	Total Return on Notes
180.000	80.00000%	80.5400%
160.000	60.00000%	60.4800%
140.000	40.00000%	40.4200%
130.000	30.00000%	30.3900%
120.000	20.00000%	20.3600%
105.000	5.00000%	5.3150%
100.000	0.00000%	0.3000%
99.850	-0.15000%	0.1496%
99.701	-0.29910%	0.0000%
95.000	-5.00000%	-4.7150%
90.000	-10.00000%	-9.7300%
80.000	-20.00000%	-19.7600%
70.000	-30.00000%	-29.7900%
60.000	-40.00000%	-39.8200%
50.000	-50.00000%	-49.8500%
10.000	-90.00000%	-89.9700%
0.000	-100.00000%	-100.0000%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: August 05,2015